ITEM 2.  ACQUISITION OR DISPOSITION OF ASSETS


                             CAPE LANDING APARTMENTS
                          Myrtle Beach, South Carolina

     On October 16, 1998, Cornerstone Realty Income Trust, Inc. (the "Company") acquired an approximately 88 percent interest in Cornerstone Partners, L.P., a Virginia limited partnership (the "Limited Partnership"), which was organized by the Company to acquire Cape Landing Apartments, a 288-unit apartment complex located at 3851 Cape Landing Drive, Myrtle Beach, South Carolina (the "Property"). The Company is the general partner of the Limited Partnership.

     The Company entered into an agreement of limited partnership (the "Agreement") with Cape Landing Apartments, LLC, a North Carolina limited liability company (the "Limited Partner"), which is not affiliated with the Company or its affiliates. Pursuant to the Agreement, the Limited Partner contributed an approximately 12 percent interest in the Property to the Limited Partnership in exchange for 185,887 partnership units with an agreed upon value of $2 million. The Limited Partner sold its remaining interest in the Property to the Limited Partnership for $15.1 million. The Company contributed $15,100,000 to the Limited Partnership, $11.05 million of which the Company borrowed under its unsecured line of credit and $4.05 million of which was funded with cash from operations, in exchange for 1,403,445 partnership units representing an approximately 88 percent interest in the Limited Partnership. The Limited Partnership's sole asset is the Property. Title to the Property was conveyed to the Limited Partnership by limited warranty deed.

     Each partnership unit held by the Limited Partner is exchangeable any time after a one-year holding period for a Common Share of the Company on a one-for-one basis. Each partnership unit held by the Limited Partner is entitled to a preferred return equal to the dividend paid on one Common Share of the Company. Except for certain limited matters, all management powers over the affairs of the Limited Partnership are exclusively vested in the Company, as general partner.

     LOCATION.  The Property is in Myrtle Beach,  Horry County,  South Carolina.
The following information is based in part upon information provided by the greater Myrtle Beach Chamber of Commerce.

     The Myrtle Beach MSA is comprised of Horry and Georgetown Counties. This area covers 1,956 square miles and has an approximate population of 215,000. The Myrtle Beach area, also known as South Carolina's Grand Strand, is a 60-mile stretch of coastline. Highways providing direct access to the Myrtle Beach area include U.S. Routes 17, 501 and South Carolina Highways 9 and 544. These connections can be made from Interstates 95 and 20. Considered one of the nation's top vacation destinations, the Grand Strand hosts an estimated 13 million visitors annually. The increasing number of entertainment attractions, live music theaters, shopping centers and golf courses attracts visitors throughout the year. In April 1995, American

Demographics ranked Myrtle Beach as the second fastest growing metro area in both projected annual population growth and projected employment growth from 1995 to 2005.

     Money magazine rated the Grand Strand as one of the top 20 places to retire in America. The number of persons over the age of 65 has grown from nearly 5,000 in 1970 to 20,840 in 1996. This increase of 317 percent boosted this portion of the population of Horry County to nearly 13 percent of the resident population. Similarly, in Georgetown County the population of persons over the age of 65 is 6,650, which is 12.9 percent of the total county population.

     Myrtle Beach is rated as one of the fastest growing areas in the U.S. and current development includes a wide range of new businesses. These businesses include entertainment centers, restaurants, motels, golf courses, business and resort centers and general services. Entertainment center openings during 1997 included The All-American Music Theater and The Savoy Theater at Fantasy Harbor. Construction projects planned for 1998 and 1999 include a $20 million baseball stadium for an Atlanta Braves Carolina League Class A team. Additionally, Burroughs and Chapin plans to begin development of the Grande Dunes project, a high-profile, full-service resort. Further development will include a large shopping center and several new residential communities, and Myrtle Beach city government will also continue with plans to redevelop the downtown area, including a large park.

     Tourism continues to be the Grand Strand's dominant economic theme. The majority of jobs in Horry County are related to the services necessary for tourism businesses. Sixty-five to 70 percent of Horry County's employment is tourism related. Over the years, as Horry County has increased the number of employment opportunities and has seen a growth in population, it has been able to steadily decrease the annual unemployment rate, dropping this year to 4.9 percent from the 1996 level of 5.3 percent. Some of the largest employers in both Horry County and Georgetown County include Horry County School District, AVX, Horry County Government, Sands Oceanfront Resort, Conway Hospital, Coastal Carolina University and Santee Cooper Electric.

     Myrtle Beach is served by the Myrtle Beach International Airport.

     The neighborhood in which the Property is located consists of other multi-family housing, single-family housing, commercial and retail development. The Property is located near businesses, major shopping, entertainment, schools and churches. The Property is located on U.S. Highway 17 Bypass, approximately two miles from U.S. Highway 501.

     DESCRIPTION OF THE PROPERTY. The Property consists of 288 garden-style apartment units in 14 three-story buildings on approximately 21 acres of land. The Property was built in 1997 and 1998.

     The Property is newly constructed and thus is, in the opinion of management of the Company, in excellent condition. Since the Property is new, the Company has not budgeted any sums for significant improvements or renovations to the Property for at least six months after its acquisition by the Company.

     The Property offers 11 unit types. The unit mix and rents being charged new tenants as of August 1998 are as follows:

                                                                       APPROXIMATE
                                                                        INTERIOR                MONTHLY RENTAL
     QUANTITY                         TYPE                           SQUARE FOOTAGE             --------------
     --------                         ----                           --------------

        9             One Bedroom/One Bath W/D Connections                 695                       $549

        48          One Bedroom/One Bath W/D Connections, FP               695                        549

        15              One Bedroom/One Bath Handicapped                   695                        549

        20            One Bedroom/One Bath W/D Connections                 744                        570

        40          One Bedroom/One Bath W/D Connections, FP               744                        570

        16           Two Bedrooms/Two Baths W/D Connections                883                        670

        32          Two Bedrooms/Two Baths W/D Connections,                883                        670
                                       FP

        20               Two Bedrooms/Two Baths/Den W/D                   1108                        750
                                   Connections

        40               Two Bedrooms/Two Baths/Den W/D                   1108                        750
                                 Connections, FP

        16          Three Bedrooms/Two Baths W/D Connections              1356                        839

        32                Three Bedrooms/Two Baths W/D                    1356                        839
                                 Connections, FP

     The apartments provide a combined total of approximately 269,000 square feet of net rentable area.

     Leases at the Property are generally for terms of one year or less. Average rental rates for the past year have generally increased. As an example, a two-bedroom, two-bathroom apartment unit (883 square feet) rented for $650 in 1997. The average effective annual rental per square foot at the Property for 1997 was $8.28.

     The buildings are wood-frame construction on concrete slabs, and the exteriors are covered with vinyl siding. Roofs are pitched and covered with asphalt shingles.

     Each apartment unit has wall-to-wall carpeting in the living areas and vinyl floors in the kitchen and bath. Each apartment unit has smoke detectors, a cable television hook-up and an individually controlled heating and air conditioning unit. The owner of the property supplies cold water, sewer service and trash removal. Each resident is responsible for his or her own electricity usage, which includes air conditioning, lights, heat, hot water and cooking.

     Each unit (other than the smallest one-bedroom modified units) includes washer/dryer connections for full-sized appliances, miniblinds, walk-in closets and a patio or balcony. A total of 192 units have a wood-burning fireplace. Each kitchen is equipped with a refrigerator/freezer with icemaker, electric range and oven, dishwasher and garbage disposal.

     The Property has an outdoor swimming pool, two lighted tennis courts, a fitness center with sauna and steam room, and a laundry facility. The Property also includes a clubhouse with an entertainment area, kitchenette and leasing office. There is ample paved parking for tenants.

     There are at least five apartment properties in the area that compete with the Property. All offer similar amenities and have rents that generally are comparable to those of the Property. Based on a recent telephone survey, the Company estimates that occupancy in nearby competing properties now averages approximately 93%.

     According to information provided by the seller, leasing at the Property began in May 1997 and physical occupancy at the Property averaged approximately 63% during the first nine months of 1998. On October 12, 1998, the Property was 88% occupied.

     The tenants at the Property are a mix of white-collar and blue-collar workers, students and retired persons.

     For 1998, Horry County specified an assessed value for the Property equal to $11,176,600. The taxable value is equal to 6% of the assessed value, or $670,596. The tax rate was $0.1919, and the total real estate taxes were calculated as $128,687.37.

     The basis of the depreciable residential real property portion of the Property (currently estimated at about $15,826,975) will be depreciated over
27.5 years on a straight-line basis. The basis of the personal property portion will be depreciated in accordance with the modified accelerated cost recovery system of the Internal Revenue Code of 1986, as amended (the "Code"). Amounts to be spent by the Property on repairs and improvements will be treated for tax purposes as permitted by the Code based on the nature of the expenditures.

     The Company believes that the Property is and will continue to be adequately covered by property and liability insurance.

     MATERIAL  FACTORS  CONSIDERED  IN  ASSESSING  THE  PROPERTY.   The  factors
considered by the Company to be relevant in evaluating the Property for acquisition by the Company included the following.

     1. The Company believes that the greater Myrtle Beach, South Carolina metropolitan area will continue to enjoy steady population increase and steady economic development and that such increase and development will support stable occupancy rates and reasonable increases in rents at the Property. In particular, the Company believes that the Property is located in a particularly desirable part of the Myrtle Beach metropolitan area.

     2. The Property is newly-constructed and was available for purchase by the Company at an attractive price.

     3. The Property is located near major employment centers, including Broadway at the Beach, Allied Signal, and Coca-Cola.

     The Company is not aware of any material adverse factors relating to the Property not set forth in this report that would cause the financial information contained in this report not to be indicative of future operating results.